SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34242; File No. 812-15101

The Ohio National Life Insurance Company, et al.

April 7, 2021

Agency: Securities and Exchange Commission ("Commission").

Action: Notice.

Notice of application for an order approving the substitution of certain securities pursuant to

section 26(c) of the Investment Company Act of 1940, as amended (the "Act") and an order of

exemption pursuant to section 17(b) of the Act from section 17(a) of the Act.

Applicants: The Ohio National Life Insurance Company ("Ohio National") and National

Security Life and Annuity Company ("National Security" and collectively with Ohio National,

the "Insurance Company Applicants"); their respective separate accounts, Ohio National

Variable Account A, Ohio National Variable Account B, Ohio National Variable Account D and

National Security Variable Account N (collectively, the "Separate Accounts," and together with

the Insurance Company Applicants, the "Section 26 Applicants"); the Section 26 Applicants,

Ohio National Fund, Inc. ("ON Fund") and Ohio National Investments, Inc. ("ONII")

(collectively the "Section 17 Applicants" or the "Applicants").

Summary of Application: The Section 26 Applicants seek an order pursuant to section 26(c) of

the Act, approving the substitution of shares issued by certain investment portfolios of registered

investment companies (the "Existing Portfolios") for the shares of certain investment portfolios

of registered investment companies (the "Replacement Portfolios"), held by the Separate

Accounts as investment options for certain variable annuity contracts (the "Contracts") issued by

Ohio National and National Security (the "Substitutions"). The Section 17 Applicants seek an

order pursuant to section 17(b) of the Act exempting them from section 17(a) of the Act to the extent necessary to permit them to engage in certain in-kind transactions in connection with the Substitutions ("In-Kind Transactions").

Filing Dates: The application was filed on February 27, 2020 and amended on June 26, 2020, November 20, 2020, January 29, 2021, April 1, 2021, and April 2, 2021.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov and serving Applicants with a copy of the request personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on May 3, 2021 and should be accompanied by proof of service on the Applicants in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing the Commission's Secretary.

Addresses: The Commission: Secretarys-Office@sec.gov. Applicants: Kimberly A. Plante, Esq., Vice President and Counsel, The Ohio National Life Insurance Company, OhioNationalFund@ohionational.com.

For Further Information Contact: Asaf Barouk, Attorney-Advisor at (202) 551-4029 or David Nicolardi, Branch Chief at (202) 551-6825 (Chief Counsel's Office, Division of Investment Management).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Applicants' Representations:

1.   Ohio National is a stock life insurance company. Ohio National offers individual annuities and previously offered variable annuities. National Security is a stock life insurance company. National Security previously offered variable annuities and variable universal life insurance. Ohio National is the depositor and sponsor of Ohio National Variable Account A, Ohio National Variable Account B and Ohio National Variable Account D. National Security is the depositor and sponsor of National Security Variable Account N.

2.   Each Separate Account meets the definition of "separate account," as defined in section 2(a)(37) of the Act. The Separate Accounts are registered with the Commission under the Act as unit investment trusts. The Separate Accounts are segmented into subaccounts, and each subaccount invests in an underlying registered open-end management investment company or series thereof, such as each of the Existing Portfolios.

3.   The Contracts are single and flexible premium deferred individual variable annuity contracts (the "Individual Contracts") and flexible premium deferred group variable annuity contracts (the "Group Contracts"). Each Contract is registered under the Securities Act of 1933, as amended (the "1933 Act"). The application sets forth the registration statement file numbers for the Contracts and the Separate Accounts.

4.   By the terms of the Contracts and subject to certain restrictions (and as set forth in the prospectuses for the Contracts), Contract owners (each, a "Contract owner," and collectively, "Contract owners") may allocate some or all of their Contract values to the subaccounts that are available as investment options under their respective Contracts, as well as any available fixed rate options. A Contract owner may transfer Contract value among any available subaccounts

during the accumulation period, as well as during the annuitization period if the Contract owner elected a variable annuity payout option.

5.   As disclosed in the Contracts' prospectuses, Ohio National and National Security impose or reserve the right to impose certain limitations on transfers among subaccounts. Currently, Ohio National and National Security do not impose fees on transfers or expressly limit the number or frequency of transfers among subaccounts. Also, Ohio National and National Security impose or may impose limits on the total number of subaccounts to which a Contract owner may allocate Contract value.

6.   Certain Individual Contracts made available guaranteed death benefit riders (each, a "Death Benefit Rider," and collectively the "Death Benefit Riders") and guaranteed living benefit riders (each, a "Living Benefit Rider," and collectively, the "Living Benefit Riders"). The terms of certain Death Benefit Riders and certain Living Benefit Riders include investment restrictions that limit the available investment options to identified categories consisting of a specified selection of investment options. A Contract owner with a Death Benefit Rider or Living Benefit Rider that has investment restrictions may transfer Contract value by reallocating all of his or her Contract value within the parameters of the investment restrictions.

7.   Applicants state that, as set forth in the prospectuses for the Contracts, each Contract provides that Ohio National or National Security, as applicable, reserves the right to substitute shares of the funds in which the Separate Accounts invest for shares of any funds already held or to be held in the future by the Separate Accounts.

8.   Ohio National and National Security, each on its own behalf and on behalf of its Separate Accounts, proposes to exercise its contractual right to substitute shares of certain underlying funds currently available under the Contracts for shares of different underlying funds. The

Section 26 Applicants propose to substitute shares of the Existing Portfolios that are held in subaccounts of their respective Separate Accounts for shares of the corresponding Replacement Portfolios below. All shares of the Existing Portfolios utilized as investment allocation options under the Contracts will be replaced through the proposed Substitutions. Additional information for each Existing Portfolio and the corresponding Replacement Portfolio, including investment objectives, principal investment strategies, principal risks, and performance, as well as the fees and expenses of each Existing Portfolio and its corresponding Replacement Portfolio, can be found in the application.

Sub No.	Existing Portfolio	Replacement Portfolio
1	AB VPS Dynamic Asset Allocation Portfolio (Class B)	AB VPS Global Risk Allocation-Moderate Portfolio (Class B) [1]
2	PIMCO Global Diversified Allocation Portfolio (Administrative Share Class)	AB VPS Global Risk Allocation-Moderate Portfolio (Class B)
3	Federated Hermes Managed Volatility Fund II (Primary Shares and Service Shares)	ON iShares Managed Risk Balanced Portfolio[2]
4	Janus Henderson VIT U.S. Low Volatility Portfolio (Service Shares)	ON Janus Henderson U.S. Low Volatility Portfolio
5	Morgan Stanley VIF Core Plus Fixed Income Portfolio (Class II)	ON Federated Core Plus Bond Portfolio

[1]   The Replacement Portfolio for Substitutions 1-2 is a series of AB Variable Products Series Fund, Inc. ("AB VPS Fund"), a Maryland corporation. AB VPS Fund is registered with the Commission as an open-end management investment company under the Act, and its shares are registered under the 1933 Act. The AB VPS Global Risk Allocation-Moderate Portfolio (Class B) is one of the Replacement Portfolios. AllianceBernstein L.P. ("AllianceBernstein") is a master limited partnership organized under the State of Delaware and is a registered investment adviser. AllianceBernstein serves as the investment adviser for the AB VPS Global Risk Allocation-Moderate Portfolio.

[2]   The Replacement Portfolios listed in the table above for Substitutions 3-6 are all a series of ON Fund ("ON Replacement Portfolios"). ON Fund is a Maryland corporation that is registered with the Commission as an open-end management investment company under the Act. Shares of ON Fund are registered under the 1933 Act. Except for the ON Federated Core Plus Bond Portfolio, which began operations on May 1, 2020, the other ON Replacement Portfolios will not begin operations until the proposed Substitutions are performed. ONII is an Ohio corporation and registered investment adviser. ONII serves as the investment adviser for ON Fund, including each of the ON Replacement Portfolios.

6	PIMCO Total Return Portfolio (Administrative Share Class)	ON Federated Core Plus Bond Portfolio

9.   ON Fund and ONII have received an exemptive order from the Commission (File No. 812–12288) (the "Manager of Managers Order") that provides an exemption from section 15(a) of the Act with respect to ON Fund's sub-advisory agreements. The Manager of Managers Order permits ONII, subject to certain conditions, including the approval of ON Fund's Board of Directors, but without the approval of shareholders, to hire unaffiliated sub-advisers, and to modify any existing or future sub-advisory agreement with, unaffiliated sub-advisers. The Manager of Managers Order applies to each of the ON Replacement Portfolios, and ON Fund's registration statement discloses and explains the substance and effect of the Manager of Managers Order.

10.   The Insurance Company Applicants state the proposed Substitutions are part of an ongoing effort to make the Contracts more attractive to existing Contract owners and to make the Contracts more efficient to administer. The Insurance Company Applicants represent that the proposed Substitutions involve replacing an Existing Portfolio with a Replacement Portfolio with substantially similar investment objective(s), principal investment strategies and principal risks. The Insurance Company Applicants further state that the proposed Substitutions are designed to provide Contract owners with an opportunity to continue their investment in a similar investment option without interruption and without any cost to them.

11.   For the Substitution 3-6 Replacement Portfolios, after the Substitution Date, ONII will not change a Replacement Portfolio's sub-adviser, add a new sub-adviser, or otherwise rely on the Manager of Managers Order or any replacement order from the Commission with respect to any such Replacement Portfolio without first obtaining shareholder approval of the change in sub-adviser, the new sub-adviser, or the Replacement Portfolio's ability to rely on the Manager

of Managers Order, or any replacement order from the Commission, at a shareholder meeting, the record date for which shall be after the proposed Substitution has been effected.

12.   The Section 26 Applicants represent that at least 30 days prior to the Substitution Date, they will deliver to all affected Contract owners prospectus supplements filed with the Commission or other supplemental disclosure documents that describe the proposed Substitutions (collectively, the "Supplements"). The Section 26 Applicants represent that each Supplement will:

- Provide Contract owners notice of the respective Insurance Company Applicant's intent to take the necessary actions, including seeking the order requested by this Application, to substitute shares of the Existing Portfolios as described herein on the Substitution Date;

- Advise Contract owners that for at least thirty (30) days before the Substitution Date, they are permitted to make at least one transfer of Contract value from each subaccount investing in an Existing Portfolio ("Existing Portfolio Subaccount") to any other available investment option offered under their Contract, without any transfer charge (and without the transfer being counted as a transfer for purposes of transfer charges that would otherwise be applicable under the terms of the Contracts);

- Instruct Contract owners how to submit transfer requests in light of the proposed Substitutions;

- Advise Contract owners that any Contract value remaining in an Existing Portfolio Subaccount on the Substitution Date will be transferred to a subaccount investing in the corresponding Replacement Portfolio ("Replacement Portfolio Subaccount"), and that the Substitutions will take place at relative net asset value;

- Inform Contract owners that for at least 30 days following the Substitution Date, they will be permitted to make at least one transfer of Contract value from each Replacement Portfolio Subaccount to any other available investment option offered under their Contract, without any transfer charge (and without the transfer being counted as a transfer for purposes of transfer charges that would otherwise be applicable under the terms of the Contracts); and

- Inform Contract owners that, except as described in the market timing/short-term trading provisions of the relevant prospectus or limitations imposed by Death Benefit Riders or Living Benefit Riders with investment restrictions, the Insurance Company Applicants will not exercise any right they may have under the Contracts to impose restrictions on transfers between the subaccounts under the Contracts, including limitations on the future number of transfers, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.

13.   At least 30 days prior to the Substitution Date, the Section 26 Applicants will also deliver to affected Contract owners a prospectus for each applicable Replacement Portfolio.

14.   Within five business days after the Substitution Date, the Insurance Company Applicants will send Contract owners a written confirmation of the completed proposed Substitutions in accordance with rule 10b-10 under the Securities Exchange Act of 1934. The confirmation statement will include or be accompanied by a statement that reiterates the free transfer rights disclosed in the Supplements. The confirmation will also reflect the Contract owners' Contract values before and after the Substitution(s).

15.   Each Substitution will take place at the applicable Existing and Replacement Portfolios' relative per share net asset values determined on the Substitution Date in accordance with section

22 of the Act and rule 22c-1 thereunder. Accordingly, the Insurance Company Applicants assert that the proposed Substitutions will have no negative financial impact on any Contract owner. Each proposed Substitution will be effected by having each Existing Portfolio Subaccount redeem its Existing Portfolio shares in cash and/or in-kind on the Substitution Date at net asset value per share and purchase shares of the appropriate Replacement Portfolio at net asset value per share calculated on the same date.[3]

16.   The Insurance Company Applicants or an affiliate will pay all expenses and transaction costs reasonably related to the proposed Substitutions, including all legal, accounting, and brokerage expenses relating to the proposed Substitutions, the below described disclosure documents, and this Application. No costs of the proposed Substitutions will be borne directly or indirectly by Contract owners. Contract owners will not incur any fees or charges as a result of the proposed Substitutions, nor will their rights or the obligations of the Insurance Company Applicants under the Contracts be altered in any way.

17.   The proposed Substitutions will not cause the fees and charges under the Contracts currently being paid by Contract owners to be greater after the proposed Substitutions than before the proposed Substitutions. The charges for optional death benefit and living benefit riders may change from time to time in accordance the applicable rider and as disclosed in the applicable prospectus and any such changes would be unrelated to the proposed Substitutions.

---

[3]   The process for accomplishing the transfer of assets from each Existing Portfolio to its corresponding Replacement Portfolio will be determined on a case-by-case basis. In some cases, it is expected that the Substitutions will be effected by redeeming shares of an Existing Portfolio for cash and using the cash to purchase shares of the Replacement Portfolio. In other cases, it is expected that the Substitutions will be effected by redeeming the shares of an Existing Portfolio in-kind; those assets will then be contributed in-kind to the corresponding Replacement Portfolio to purchase shares of that Portfolio.

18.   With respect to Substitutions 1 and 2, for a period of two (2) years following the Substitution Date and for those Contracts with assets allocated to the applicable Existing Portfolio on the Substitution Date, the Insurance Company Applicants will make a corresponding reduction in Separate Account (or subaccount) expenses, no later than the last business day of each fiscal quarter, to Contract owners whose subaccount invests in the applicable Replacement Portfolio to the extent that the applicable Replacement Portfolio's annual net operating expenses for such period exceeds, on an annualized basis, the annual net operating expenses of the corresponding Existing Portfolio for fiscal year 2019.

19.   With respect to Substitutions 3-6, ONII will enter into a written contract with the applicable Replacement Portfolio whereby during the two years following the Substitution Date the annual net operating expenses of the applicable Replacement Portfolio will not exceed the annual net operating expenses of the Existing Portfolio for the fiscal year ended December 31, 2019.

Legal Analysis – Section 26(c) of the Act:

1.   The Section 26 Applicants request that the Commission issue an order pursuant to section 26(c) of the Act approving the proposed Substitutions. Section 26(c) of the Act makes it unlawful for any depositor or trustee of a registered unit investment trust holding the security of a single issuer to substitute another security for such security unless the Commission approves the substitution. Section 26(c) requires the Commission to issue an order approving a substitution if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

2.   The Section 26 Applicants assert that the Substitutions are in furtherance of the exercise, by the Insurance Company Applicants, of rights reserved under the Contracts and disclosed in

prospectuses relating thereto. Furthermore, they state the terms and conditions of the

Substitutions are consistent with the principles and purposes of section 26(c) and do not entail

any of the abuses that section 26(c) is designed to prevent. The Section 26 Applicants assert that

proposed Substitutions will not result in the type of costly forced redemption that section 26(c)

was intended to guard against and are consistent with the protection of investors and the

purposes fairly intended by the Act.

Legal Analysis – Section 17 of the Act:

3.   The Section 17 Applicants request that the Commission issue an order pursuant to section

17(b) of the Act exempting them from the provisions of section 17(a) of the Act to the extent

necessary to permit them to carry out the In-Kind Transactions.

4.   Section 17(a)(1) of the Act, in relevant part, prohibits any affiliated person of a registered

investment company, or any affiliated person of such a person, acting as principal, from

knowingly selling any security or other property to that company. Section 17(a)(2) of the Act

generally prohibits the same persons, acting as principals, from knowingly purchasing any

security or other property from the registered investment company.

5.   Section 17(b) of the Act provides that the Commission may, upon application, issue an

order exempting any proposed transaction from the provisions of section 17(a) if evidence

establishes that: (1) the terms of the proposed transaction, including the consideration to be paid

or received, are reasonable and fair and do not involve overreaching on the part of any person

concerned; (2) the proposed transaction is consistent with the policy of each registered

investment company concerned, as recited in its registration statement and reports filed under the

Act; and (3) the proposed transaction is consistent with the general purposes of the Act.

6.   Currently, the Insurance Company Applicants, through their Separate Accounts, own more than 25% of the shares of each Existing Portfolio and each corresponding Replacement Portfolio involved in Substitutions 3–5, and therefore may be deemed to be a control person of such Existing Portfolio and each corresponding Replacement Portfolio. In addition, ONII, as the investment manager of each Replacement Portfolio in Substitutions 3-6, may be deemed to be a control person thereof. Because the Insurance Company Applicants and ONII are under common control, entities that they control likewise may be deemed to be under common control, and thus affiliated persons of each other, notwithstanding the fact that the Contract owners may be considered the beneficial owners of those shares held in the Separate Accounts.

7.   Each Existing Portfolio and the corresponding Replacement Portfolio also may be deemed to be affiliated persons of affiliated persons. Regardless of whether the Insurance Company Applicants can be considered to control an applicable Existing Portfolio and the corresponding Replacement Portfolio, the Insurance Company Applicants may be deemed to be affiliated persons thereof because they, through their Separate Accounts, own of record 5% or more of the outstanding shares of such Portfolios. In addition, the Insurance Company Applicants may be deemed affiliated persons of each applicable Replacement Portfolio because their affiliate, ONII, may be deemed to control each applicable Replacement Portfolio by virtue of serving as its investment adviser. As a result of these relationships, an applicable Existing Portfolio may be deemed to be an affiliated person of an affiliated person (the Insurance Company Applicants or the Separate Accounts) of each corresponding Replacement Portfolio, and vice versa.

8.   The proposed In-Kind Transactions with respect to Substitutions 3-6, therefore, could be seen as the indirect purchase of shares of the applicable Replacement Portfolios with portfolio

securities of the corresponding Existing Portfolios and conversely the indirect sale of portfolio securities of the applicable Existing Portfolios for shares of the corresponding Replacement Portfolios. The proposed In-Kind Transactions with respect to Substitutions 3-6 also could be categorized as a purchase of shares of the applicable Replacement Portfolios by the corresponding Existing Portfolios, acting as principal, and a sale of portfolio securities by the applicable Existing Portfolios, acting as principal, to the corresponding Replacement Portfolios. In addition, the proposed In-Kind Transactions with respect to Substitutions 3-6 could be viewed as a purchase of securities from the applicable Existing Portfolios and a sale of securities to the corresponding Replacement Portfolios by the Insurance Company Applicants (or the Separate Accounts), acting as principal. If characterized in this manner, the proposed In-Kind Transactions with respect to Substitutions 3-6 may be deemed to contravene section 17(a) due to the affiliated status of these entities.

9.   The Section 17 Applicants maintain that the terms of the proposed In-Kind Transactions are reasonable and fair and do not involve overreaching on the part of any person concerned because: (1) the proposed In-Kind Transactions will not adversely affect or dilute the interests of Contract owners; and (2) the proposed In-Kind Transactions will comply with the conditions set forth in rule 17a-7 under the Act, other than the requirement relating to cash consideration, as described in the Application. Even though the proposed In-Kind Transactions will not comply with the cash consideration requirement of paragraph (a) of rule 17a-7, the terms of the proposed In-Kind Transactions will offer to the applicable Existing Portfolios and corresponding Replacement Portfolios the same degree of protection from overreaching that rule 17a-7 generally provides in connection with the purchase and sale of securities under that rule in the ordinary course of business. In particular, the Section 17 Applicants cannot effect the proposed

In-Kind Transactions at a price that is disadvantageous to either the applicable Existing Portfolio or corresponding Replacement Portfolio, and the proposed In-Kind Transactions will not occur absent an exemptive order from the Commission.

10.   The Section 17 Applicants further maintain that the proposed redemption of shares of the applicable Existing Portfolios are, or will be, consistent with all relevant policies of the applicable Existing Portfolios and corresponding Replacement Portfolios, as recited in their respective registration statements and reports filed under the Act.

11.   Finally, the Section 17 Applicants assert that the proposed In-Kind Transactions, as described herein, are consistent with the general purposes of the Act.

Applicants' Conditions:

The Section 26 Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   The Substitutions will not be effected unless the Insurance Company Applicants determine that: (a) the Contracts allow the substitution of shares of registered open-end investment companies in the manner contemplated by the Application; (b) the Substitutions can be consummated as described in the Application under applicable insurance laws; and (c) any regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the Substitutions.

2.   The Insurance Company Applicants or their affiliates will pay all expenses and transaction costs of the Substitutions, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses. No fees or charges will be assessed to the Contract owners to effect the Substitutions.

3.   The Substitutions will be effected at the relative net asset values of the respective shares in conformity with section 22(c) of the Act and rule 22c-1 thereunder without the imposition of any transfer or similar charges by the Section 26 Applicants. The Substitutions will be effected without change in the amount or value of any Contracts held by affected Contract owners.

4.   The Substitutions will in no way alter the tax treatment of affected Contract owners in connection with their Contracts, and no tax liability will arise for affected Contract owners as a result of the Substitutions.

5.   The rights or obligations of the Section 26 Applicants under the Contracts of affected Contract owners will not be altered in any way. The Substitutions will not adversely affect any riders under the Contracts since each Replacement Portfolio will be an allowable investment option for use with such riders as of the Substitution Date.

6.   Affected Contract owners will be permitted to make at least one transfer of Contract value from each Existing Portfolio Subaccount (before the Substitution Date) or each Replacement Portfolio Subaccount (after the Substitution Date) to any other available investment option under the Contract, without charge, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date. Except as described in any market timing/short-term trading provisions of the relevant prospectus or limitations imposed by Death Benefit Riders or Living Benefit Riders with investment restrictions, the Insurance Company Applicants will not exercise any right they may have under the Contracts to impose restrictions on transfers between the subaccounts under the Contracts, including limitations on the future number of transfers, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.

7.   All affected Contract owners will be notified, at least 30 days before the Substitution Date about: (a) the intended substitution of the Existing Portfolios with the Replacement Portfolios; (b) the intended Substitution Date; and (c) information with respect to transfers as set forth in Condition 6 above. In addition, the Insurance Company Applicants will deliver to all affected Contract owners, at least 30 days before the Substitution Date, a prospectus for each applicable Replacement Portfolio.

8.   The Insurance Company Applicants will deliver to each affected Contract owner within five (5) business days of the Substitution Date a written confirmation which will include: (a) a confirmation that the Substitutions were carried out as previously notified; (b) a restatement of the information set forth in the Supplements; and (c) before and after account values.

9.   With respect to Substitutions 1 and 2, for a period of two (2) years following the Substitution Date and for those Contracts with assets allocated to the applicable Existing Portfolio on the Substitution Date, the Insurance Company Applicants will make a corresponding reduction in Separate Account (or subaccount) expenses, no later than the last business day of each fiscal quarter, to Contract owners whose subaccount invests in the applicable Replacement Portfolio to the extent that the applicable Replacement Portfolio's annual net operating expenses for such period exceeds, on an annualized basis, the annual net operating expenses of the corresponding Existing Portfolio for fiscal year 2019.

The Section 26 Applicants further agree that separate account charges or expenses (e.g., mortality and expense risk and account expense charges) of any subaccounts investing in the Substitution 1 and 2 Replacement Portfolios for any applicable Contract owner on the Substitution Date will not be increased at any time during the two year period following the Substitution Date.

10.   In addition, with respect to Substitutions 3-6, ONII will enter into a written contract with the applicable Replacement Portfolio whereby during the two years following the Substitution Date the annual net operating expenses of the applicable Replacement Portfolio will not exceed the annual net operating expenses of the Existing Portfolio for the fiscal year ended December 31, 2019.

The Section 26 Applicants further agree that separate account charges or expenses (e.g., mortality and expense risk account expenses charges) of any subaccounts investing in the Substitution 3–6 Replacement Portfolios for any applicable Contract owner on the Substitution Date will not be increased at any time during the two year period following the Substitution Date.

11.   The Substitution 3-6 Replacement Portfolios will not rely on the Manager of Managers Order unless such action is approved by a majority of the applicable Replacement Portfolio's outstanding voting securities, as defined in the Act, at a meeting whose record date is after the applicable Substitution has been effected.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary